March 7, 2011

Mr. Michael C. Volley
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Form 10-Q for the Fiscal Quarter Ended December 31, 2010
       File No. 1-33144

Dear Mr. Volley,

This letter is in response to your letter dated February 18, 2011 concerning your review of our Form 10-K for the fiscal year ended June 30, 2010 and our Form 10-Q for the fiscal quarter ended December 31, 2010. We have set forth below the SEC’s comments as contained in your February 18, 2011 letter followed by the Company’s responses.

SEC Staff Comment Number 1

Form 10-Q for the period ended December 31, 2010

Item 1. Financial Statements

Note 7. Securities Available for Sale, page 13

1.	Regarding your available for sale marketable equity securities, please address the following. Refer to ASAC 320-10-S99-1 for guidance, as needed.
a.
Provide us with a listing of your equity securities that are in an unrealized position at December 31, 2010, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position;

b.
Provide us with your OTTI analysis of these securities that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment;

c.	Discuss in more detail the assumptions and estimates included in your OTTI analysis and how it provides your basis for determining that the security will recover its cost basis; and
d.	Tell us the specific authoritative literature you used to support your OTTI accounting treatment.

Response to SEC Staff Comment Number 1

a.
A listing of our equity securities that are in an unrealized loss position at December 31, 2010 including their cost and unrealized loss as well as the length of time each security has been in an unrealized loss position is as follows:

Hampden Bancorp, Inc.
Available for Sale Marketable Equity Securities with Unrealized Loss
December 31, 2010
Security	Amortized Cost	Unrealized Loss	Securities in Unrealized Loss Position Since

Abbott Laboratories	$50,352.77	$(47.27)	12/17/2010

Amgen Inc	$55,445.00	$(17,015.00)	1/5/2006

AT&T Inc	$50,303.00	$(357.90)	12/20/2010

Bank of America Corp	$100,052.92	$(41,356.92)	10/17/2007

Comcast Corp	$50,363.00	$(4,226.00)	10/11/2007

General Mills Inc	$51,101.80	$(1,275.80)	12/17/2010

Johnson & Johnson	$50,447.60	$(967.60)	12/17/2010

Kraft Foods Inc	$50,483.12	$(67.12)	12/30/2010

Lockheed Martin Corp	$48,973.70	$(36.70)	12/20/2010

Lowe's Companies, Inc	$50,485.00	$(10,357.00)	2/27/2007

McDonalds Corp	$50,297.05	$(403.05)	12/17/2010

Medtronic, Inc	$76,853.00	$(28,636.00)	1/27/2006

Metlife, Inc	$76,413.90	$(14,196.00)	10/11/2007

The Home Depot, Inc.	$49,445.04	$(3,867.04)	10/11/2005

Thermo Fisher Scientific, Inc	$51,566.00	$(1,742.00)	9/15/2008

Walgreen Co.	$50,693.00	$(7,837.00)	4/23/2007

       b. The inputs of our OTTI analysis can be found in Appendix A.

c.	The assumptions and estimates included in our OTTI analysis follows:

On a quarterly basis, the Company performs an analysis on the securities in the equity portfolio to determine the trend in the stock price, if the security has an unrealized loss in excess of 30% of its original cost basis, and the duration of the decline. The Company then utilizes various systematic and reasonable analytical methods and techniques in addition to third-party information sources and services that have been previously reviewed with and approved by the Executive Committee of the Board of Directors. The Company documents the specific rationale and objective evidence supporting conclusions on other-than-temporary impairments.

The Company hires an outside investment consultant to assist the Company with its OTTI analysis. Our consultant is able to obtain information from independent third parties to include in the analysis.

Our analysis shows that the Company had sixteen equity securities in an unrealized loss position at December 31, 2010. Appendix A is a tool that we use to show the magnitude of the loss positions for the past year. The Company considers the trend in the stock price, the magnitude of the impairment, and the duration of the decline of each security. The Company analyzes how long the securities have been in a unrealized loss position in excess of 30%. The analysis shows that Bank of America had an unrealized loss of 41%, Medtronic, Inc. had an unrealized loss of 37%, and Amgen had an unrealized loss of 31% as of December 31, 2010. All three of these securities had an unrealized loss of this magnitude for over six months. The Company’s investment consultant then completed an equity impairment analysis of these three securities. Our investment consultant obtains analyst information from Bloomberg and other independent sources to determine what the projected stock price of each security will be in the next few years. The process to obtain a projected stock price includes obtaining analyst assumptions of consensus earnings projections and multiplying that by a five year average price/earnings ratio for that particular company. The Company uses this information to determine if the stock will recover its cost basis within a reasonable period of time and if the Company has the ability and intent to hold the investment for the period of time sufficient for a forecasted recovery of fair value up to or beyond the cost of the investment. The Company also monitors the actual historical stock price of each stock to the historical analyst projected stock price in our analysis in order to determine if the security is trending in the direction that the analysts projected that it would.

The Company purchased Bank of America common stock at a weighted average cost of $22.74 and the analysis is indicating that the price should be $31.09 by the end of calendar year end 2011. The Company determined that our investment in Bank of America common stock will recover its cost basis in calendar year end 2011. The Company purchased Medtronic, Inc. common stock at a weighted average cost of $59.12 and the analysis is indicating that the price should be $58. 70 at the end of calendar year 2011 and $63.29 by the end of calendar year end 2012. The Company determined that our investment in Medtronic, Inc. common stock will substantially recover its cost basis in calendar year end 2011. The Company purchased Amgen, Inc. common stock at a weighted average cost of $79.21 and the analysis is indicating that the price should be $81.50 by the end of calendar year end 2012. The Company determined that our investment in Amgen, Inc. common stock will recover its cost basis in calendar year end 2012. The Company has the ability and intent to hold these investments until their forecasted recoveries. The Company determined that no other-than-temporary impairment writedown is needed as of December 31, 2010.

   d. The Company uses guidance in ASC 320-10 to support the OTTI accounting treatment.  Specifically, if the fair value of an equity security is less than cost, the equity security is reviewed to determine if the impairment is other-than temporary.

SEC Staff Comment Number 2

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 19

2.
We note your disclosure on page 20 that, as a substantial amount of your loan portfolio is collateralized by real estate, you use appraisals to value the underlying property of your collateral-dependent loans. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response to SEC Staff Comment Number 2

It is the Company’s policy to obtain updated appraisals for commercial collateral dependent impaired loans if they are twelve to eighteen months old or if there appears to be significant changes in the market. Accordingly, the Company does not consider the potential for outdated appraisal values in its determination of the allowance for loan losses.

We propose the following disclosure in future filings in response to the above comments:

For 1-4 family residential loans, the Company obtains an appraisal when the loan is originated and gets an updated appraisal if the loan goes into foreclosure.

For commercial real estate loans, the Company obtains an appraisal when the loan is originated. An updated appraisal is obtained by the Company if the loan becomes impaired and the Company uses the collateral dependency method to value the impairment as well as when the loan goes into foreclosure. On a quarterly basis, management’s Loan Review Committee reviews non-accrual and classified loans and ensures that all collateral dependent impaired loans have current appraisals within the preceding twelve to eighteen months. Because the appraisals are current, adjustments are limited in nature. There are situations where the Company may make adjustments to the appraisal if facts and circumstances warrant.

SEC Staff Comment Number 3

Non-Performing Assets, page 24

3.
We note that you had a significant increase in impaired loans between the fiscal years ended June 30, 2009 and June 30, 2010, and another slight increase in impaired loans between June 30, 2010 and December 31, 2010. We also note that you had a significant increase in non-performing loans between the fiscal year ended June 30, 2010 and the fiscal quarter ended December 31, 2010. However, your allowance for loan losses remained relatively flat between June 30, 2010 and September 30, 2010 and decreased as of the period ended December 31, 2010, and your annualized net charge-offs and provision decreased for the same periods.

Please tell us and revise future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses. In your disclosure, please provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss. Additionally, please consider in your disclosure:

a.	Discussing in general the relationship between your non-performing and impaired loans and the allowance for loan losses;
b.	Discussing in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses;
c.	Discussing in detail the extent to which your non-performing and impaired loans are collateralized;
d.	Discussing how the specific change in delinquencies impacts your calculation of the allowance for loan losses; and
e.	Describing how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.

Response to SEC Staff Comment Number 3

As discussed, beginning with our September 30, 2009 Form 10-Q, due to the economic downturn in the greater Springfield area, current financial information received from borrowers, and an internal review of criteria for classifying impaired loans based on regulatory guidelines, the Company recognized an increase of $14.2 million in impaired loans from June 30, 2009 to June 30, 2010. Of the $16.2 million in impaired loans at June 30, 2010, $11.9 million were current with all payment terms. The Company’s impaired loans increased by $1.2 million from June 30, 2010 to December 31, 2010. This increase was due to the continuing economic downturn in the greater Springfield area as evidenced by poor payment performance and current financial information received from borrowers.

The increase in impaired loans has been centered in commercial loan categories, including commercial real estate, commercial construction and commercial loans.  Loan balances in these categories classified as impaired have increased from $2.0 million as of June 30, 2009 to $15.0 million as of December 31, 2010.  Over this time frame, impaired commercial real estate loans increased from $841,000 to $7.7 million, impaired commercial construction loans increased from zero to $1.7 million and impaired commercial loans increased from $1.1 million to $5.6 million.

The increase in commercial real estate impaired loans was heavily centered in three hotel loans that have total outstanding balances of $6.9 million.  The specific allowance related to these three loans totals $744,000.  One of the loans is on non-accrual.  The Company has current appraisals on all three properties and the amount of the specific allowance is based on the appraised values.

Impaired construction loans increased to $1.7 million and consist of two separate projects.  The loans are categorized as impaired as the projects were not completed and sold in accordance with original expectations, prompting the need to restructure and/or extend the original maturity date of the obligations.  Both of these loans are current and have always been paid as agreed.  However, ultimate collection of these loan balances is dependent upon the sale of the units. The Company has a current appraisal on one of the two projects and an appraisal on the second project is in process.  The Company has an existing appraisal on the second project that is approximately eighteen months old.

The increase in impaired commercial loans was spread across a larger base of loans (sixteen loans), but was centered in three relationships that total $4.5 million.  Only one of these three larger relationships has a specific allowance and the total allowance in this category is $98,000. One of the three larger relationships was on non-accrual as of 12/31/10 due to payment performance. Loans in the category are typically secured by all business assets and many also include primary or secondary mortgage positions on business and/or personal real estate.

Impaired residential loans increased from zero at June 30, 2009 to $2.4 million as of December 31, 2010.  The total specific allowance in this category is $284,000.  In this category, the primary reason for the increase is due to payment performance.

The Company’s general component of the allowance for June 30, 2010, September 30, 2010 and December 31, 2010 was $4.9 million, $4.7 million, and $4.9 million respectively. The Company’s specific component of the allowance for June 30, 2010, September 30, 2010 and December 31, 2010 was $1.4 million, $1.6 million, and $1.2 million respectively. The reason for the decrease in the specific allowance from September 30, 2010 to December 31, 2010 was due to charge-offs of $555,000 during that three month period.

The Company includes language in its Form 10-Q filings that discusses its Allowance for Loan Loss process in general. This language can be found starting on page 19 in the Company’s Form 10-Q for December 31, 2010. In addition, we propose adding the following language, where appropriate, in the loan section of our MD&A under “Non-Performing Assets”, beginning with our March 31, 2011 10-Q (using December 31, 2010 as an example):

Although the Company experienced an increase in non-performing and impaired loans, our allowance for loan losses remained relatively flat between June 30, 2010 and September 30, 2010 and decreased as of December 30, 2010. The increase in non-performing loans from June 30, 2010 to December 31, 2010 was due to two commercial lending relationships. Both of these relationships are impaired, and one of these relationships has a specific allowance based on a shortfall from the fair value of the collateral and the other loan relationship did not require a specific allowance as of December 31, 2010 because the loan had sufficient collateral. The additional impaired loans were each measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. The reason our allowance for loan losses remained flat with the increase in impaired loans was because it was determined that, for a majority of the impaired loans, the cash flows or collateral were sufficient to support the outstanding loan balance, resulting in no measure of impairment.

a.
It is the Company’s policy to classify all non-accrual loans as impaired loans. All impaired loans are measured on a loan-by -loan basis to determine if any specific allowance is required for the allowance for loan loss.

b.
Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. If the impaired loan has a shortfall in the expected future cash flows then a specific allowance will be placed on the loan in that amount. However, the Company may consider collateral values where it feels there is greater risk and the expected future cash flow allowance is not sufficient.

c.
Consumer, commercial real estate and construction loans are secured by real estate. Except for one, all commercial loans are secured by all business assets and many also include primary or secondary mortgage positions on business and/or personal real estate. The other commercial loan is secured by shares of stock of a subsidiary to a borrower. In certain cases additional collateral may be obtained.

d.
When calculating the general allowance component of the allowance for loan losses, the Company analyzes the trend in delinquencies. If there is an increase in the amount of delinquent loans in a particular loan category this may cause the Company to increase the general allowance requirement for that loan category.

e.
A partial charge-off on a non-performing loan will decrease the amount of non-performing and impaired loans, as well as any specific allowance requirement that loan may have had. This will also decrease our allowance for loan losses, as well as our allowance for loan losses to non-performing loans ratio and our allowance for loan losses to total loans ratio. The Company incorporates historical charge-offs, including charge-offs recognized in the current quarter end, when calculating the general allowance component of the allowance for loan losses.

SEC Staff Comment Number 4

4.	Please tell us and revise future filings to enhance your disclosure surrounding your commercial and mortgage loans troubled debt restructurings (TDRs). In this regard, please address the following:

a.	Clarify whether you had any modified loans that you do not consider to be TDRs;
b.
If you hold modified loans which you do not consider to be TDRs at any period end, disclose your policy for classifying the modified loans as impaired or not impaired. Disclose, by loan category, the amount of modified loans that are also considered to be impaired;

c.
To the extent you have several different types of programs offered to your commercial and mortgage loan customers (e.g., temporary hardship concessions, permanent workout programs, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by concession type (e.g. forgiveness of principal, reduction in interest rate, extension of payments, etc.), loan category and performing versus non-performing status;

d.
Your policy for classifying the modified loans as accrual or non-accrual at the time of modification. Specifically disclose all the factors you consider at the time a loan is modified to determine whether the loan should accrue interest.

i.
For those that accrue interest at the time the loan is modified, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

ii.	For those classified as non-accrual, disclose your policy regarding how many payments the borrower must make on the restructured loan before it is returned to accrual status;
e.	Provide a more detailed narrative disclosure addressing success with the different types of concessions offered on your modified commercial and mortgage loans; and
f.
If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that a part of the amount is reflected within interest income, the amount of interest income recognized should be disclosed (ASC 31010-45).

Response to SEC Staff Comment Number 4

We propose adding the following language, where appropriate, to our MD&A beginning with our March 31, 2011 Form 10-Q in response to the comments above:

a.
The Company may modify a loan where the modified loan is not considered a TDR. In these cases, the modified terms are consistent with loan terms available to credit worthy borrowers and within normal loan pricing.  These modified loans are not considered impaired loans by the Company.

b.
All loans that are modified in light of the borrower’s financial difficulty are considered a TDR and are classified as impaired loans by the Company. The bank modifies loans in the normal course of business for credit worthy borrowers that are not TDRs. At such time they meet the criteria for impairment they will be classified as such.

c.	The Company does not currently have any concession programs that we offer to our commercial or mortgage loan customers.

d.	The Company’s policy for classifying the modified loans as accrual or non-accrual at the time of modification is as follows:
i.
For loans that have been modified and remain on accrual, the modifications are done to our existing underwriting standards which include review of historical financial statements, including current interim information if available, an analysis of the causes of the borrower’s decline in performance and projections to assess repayment ability going forward.

ii.
Non-accrual loans, including modified loans, return to accrual status once the borrower has shown the ability and an acceptable history of repayment of three to six months. The borrower must have demonstrated current payments with sustained history of three months for residential loans and six months for commercial loans.

e.
Although the few loan modifications that the Company has done appear to be successful so far, the Company does not have an extensive enough amount to be able to address success rates for modifications. Those loans not performing with the modified terms will be addressed and classified accordingly.

f.	If impairment is measured based on the present value of expected future cash flows, the specific reserve is recorded entirely within the provision for loan losses.

******

Please be advised that the management of Hampden Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (413) 452-5181 if you have any questions that require further discussion.

Sincerely,

/s/ Robert A. Massey

Robert A. Massey
Chief Financial Officer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

Appendix A

Equity Information					March 31, 2010			June 30, 2010			September 30, 2010
Equity Description	TIC	# of Shares	Purchase Price	Book Value	Market Price	Unrealized Gain/(Loss)	% Gain/(Loss)	Market Price	Unrealized Gain/(Loss)	% Gain/(Loss)	Market Price	Unrealized Gain/(Loss)	% Gain/(Loss)

Bank of America Corp	BAC	4,400	22.74	100,053	17.81	(21,689)	-22%	14.37	(36,825)	-37%	13.10	(42,413)	-42%
The Home Depot, Inc	HD	1,300	38.03	49,439	32.35	(7,384)	-15%	28.07	(12,948)	-26%	31.68	(8,255)	-17%
Amgen Inc	AMGN	700	79.21	55,447	59.84	(13,561)	-24%	52.60	(18,627)	-34%	55.11	(16,870)	-30%
Walgreen Co.	WAG	1,100	46.08	50,693	37.09	(9,894)	-20%	26.70	(21,323)	-42%	33.50	(13,843)	-27%
Thermo Fisher Scient	TMO	900	57.30	51,566	51.44	(5,270)	-10%	49.05	(7,421)	-14%	47.88	(8,474)	-16%
Comcast Corp	CMCSA	2,100	23.98	50,363	18.83	(10,820)	-21%	17.37	(13,886)	-28%	18.08	(12,395)	-25%
Medtronic, Inc	MDT	1,300	59.12	76,853	45.03	(18,314)	-24%	36.27	(29,702)	-39%	33.58	(33,199)	-43%
Lowe's Companies, In	LOW	1,600	31.55	50,485	24.24	(11,701)	-23%	20.42	(17,813)	-35%	22.29	(14,821)	-29%
Metlife, Inc	MET	1,400	54.58	76,412	43.34	(15,736)	-21%	37.76	(23,548)	-31%	38.45	(22,582)	-30%
Lockheed Martin Corp		700	69.96	48,972	-	-	-	-	-	-	-	-	-
Procter & Gamble Co		800	63.70	50,960	-	-	-	-	-	-	-	-	-
Waste Management Inc		1,400	36.57	51,198	-	-	-	-	-	-	-	-	-
General Mills Inc		1,400	36.50	51,100	-	-	-	-	-	-	-	-	-
Kraft Foods Inc		1,600	31.55	50,480	-	-	-	-	-	-	-	-	-
Johnson & Johnson		800	63.06	50,448	-	-	-	-	-	-	-	-	-
Clorox Co		800	62.60	50,080	-	-	-	-	-	-	-	-	-
Abbott Laboratories		1,050	47.96	50,358	-	-	-	-	-	-	-	-	-
McDonald's Corp		650	77.38	50,297	-	-	-	-	-	-	-	-	-
AT&T Inc		1,700	29.59	50,303	-	-	-	-	-	-	-	-	-

Equity Information					December 31, 2010			Unrealized Loss Greater than 30%?
Equity Description	TIC	# of Shares	Purchase Price	Book Value	Market Price	Unrealized Gain/(Loss)	% Gain/(Loss)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Unrealized Loss -30% or More for Last 12 Months	Unrealized Loss -30% or More for Last 6 Months	5 Year Earnings Growth	5 Year Dividend Growth	Considered Impaired as of balance sheet date

Bank of America Corp	BAC	4,400	22.74	100,053	13.34	(41,357)	-41%	No	Yes	Yes	Yes	Yes	Yes	-19%	-53%	No
The Home Depot, Inc	HD	1,300	38.03	49,439	35.06	(3,861)	-8%	No	No	No	No	No	No			No
Amgen Inc	AMGN	700	79.21	55,447	54.9	(17,017)	-31%	No	Yes	Yes	Yes	No	Yes	11.49%	No Div Paid	No
Walgreen Co.	WAG	1,100	46.08	50,693	38.96	(7,837)	-15%	No	Yes	No	No	No	No	12.50%	21.24%	No
Thermo Fisher Scient	TMO	900	57.30	51,566	55.36	(1,742)	-3%	No	No	No	No	No	No			No
Comcast Corp	CMCSA	2,100	23.98	50,363	21.97	(4,226)	-8%	No	No	No	No	No	No			No
Medtronic, Inc	MDT	1,300	59.12	76,853	37.09	(28,636)	-37%	No	Yes	Yes	Yes	No	Yes	13.50%		No
Lowe's Companies, In	LOW	1,600	31.55	50,485	25.08	(10,357)	-21%	No	Yes	No	No	No	No	6.00%	35.10%	No
Metlife, Inc	MET	1,400	54.58	76,412	44.44	(14,196)	-19%	No	Yes	No	No	No	No	8%	10%	No
Lockheed Martin Corp		700	69.96	48,972	69.91	(35)	0%	No	No	No	No	No	No			No
Procter & Gamble Co		800	63.70	50,960	64.33	504	1%	No	No	No	No	No	No			No
Waste Management Inc		1,400	36.57	51,198	36.87	420	1%	No	No	No	No	No	No			No
General Mills Inc		1,400	36.50	51,100	35.59	(1,274)	-2%	No	No	No	No	No	No			No
Kraft Foods Inc		1,600	31.55	50,480	31.51	(64)	0%	No	No	No	No	No	No			No
Johnson & Johnson		800	63.06	50,448	61.85	(968)	-2%	No	No	No	No	No	No			No
Clorox Co		800	62.60	50,080	63.28	544	1%	No	No	No	No	No	No			No
Abbott Laboratories		1,050	47.96	50,358	47.91	(53)	0%	No	No	No	No	No	No			No
McDonald's Corp		650	77.38	50,297	76.76	(403)	-1%	No	No	No	No	No	No			No
AT&T Inc		1,700	29.59	50,303	29.38	(357)	-1%	No	No	No	No	No	No			No

EQUITY IMPAIRMENT ANALYSIS

Holdings Information

Name of Company:                                BANK OF AMERICA CORPORATION

Stock Symbol:                                         BAC

ValueLine Company Financial Strength Rating:                                                                                                B+
Standard & Poor’s Earnings & Dividend Rank:                                                                                                 B

Number of shares owned:                                                      4,400

Market Price @ 12/31/10:                                                      $13.3400                                            Market Value:                                           $58,696.00

Weighted Average Cost Basis:                                           $22.73930                                           Book Value:                                             $100,052.92

Percentage Depreciation:                                                      -41.34%                                             Depreciation ($):                                      $(41,356.92)

Purchase Dates: 1,700 shares on 1/27/2006 and 2,700 shares on 4/23/2009

Valuation Analysis

Average Price/Earnings Ratio for the                                                                                                                                  Projected Stock
Period 12/31/2005 through 12/31/10:                                                                             21.31                                           Price @ Average P/E

Mean EPS estimate for 2010:                                                                                        $1.085                                                      $23.12

Mean EPS estimate for 2011:                                                                                        $1.459                                                      $31.09

Mean EPS estimate for 2012:                                                                                        $1.996                                                      $42.53

Mean EPS estimate for 2013:                                                                                        $2.385                                                      $50.82

Mean EPS estimate for 2014:                                                                                            $ -                                                           $ -

ValueLine 2013-2015 Stock Price Projections:                                                                                                Low                    $20.00
                                             High                     $35.00

EQUITY IMPAIRMENT ANALYSIS

Holdings Information

Name of Company:                                MEDTRONIC, INC.

Stock Symbol:                                           MDT

ValueLine Company Financial Strength Rating:                                                                                                A++
Standard & Poor’s Earnings & Dividend Rank:                                                                                                A

Number of shares owned:                                                      1,300

Market Price @ 12/31/10:                                                      $37.090                                              Market Value:                                           $48,217.00

Weighted Average Cost Basis:                                           $59.11769                                           Book Value:                                              $76,853.00

Percentage Depreciation:                                                      -37.26%                                             Depreciation ($):                                     $(28,636.00)

Purchase Dates: 1/27/2006

Valuation Analysis

Average Price/Earnings Ratio for the                                                                                                                                   Projected Stock
Period 12/31/2005 through 12/31/10:                                                                             17.25                                           Price @ Average P/E

Mean EPS estimate for 2011:                                                                                         $3.403                                                     $58.70

Mean EPS estimate for 2012:                                                                                         $3.669                                                     $63.29

Mean EPS estimate for 2013:                                                                                         $4.006                                                     $69.10

Mean EPS estimate for 2014:                                                                                         $4.400                                                     $75.90

ValueLine 2013-2015 Stock Price Projections:                                                                                                   Low                  $55.00
                                                  High                 $70.00

EQUITY IMPAIRMENT ANALYSIS

Holdings Information

Name of Company:                                AMGEN, INC.

Stock Symbol:                                           AMGN

ValueLine Company Financial Strength Rating:                                                                                                A++
Standard & Poor’s Earnings & Dividend Rank:                                                                                                 B+

Number of shares owned:                                                      700

Market Price @ 12/31/10:                                                      $54.900                                               Market Value:                                                   $38,430.00

Weighted Average Cost Basis:                                           $79.20714                                            Book Value:                                                     $55,445.00

Percentage Depreciation:                                                      -30.69%                                              Depreciation ($):                                             $(17,015.00)

Purchase Dates: 10/11/2005

Valuation Analysis

Average Price/Earnings Ratio for the                                                                                                                                  Projected Stock
Period 12/31/2005 through 12/31/10:                                                                             14.16                                           Price @ Average P/E

Mean EPS estimate for 2010:                                                                                         $5.106                                                     $72.30

Mean EPS estimate for 2011:                                                                                         $5.276                                                     $74.71

Mean EPS estimate for 2012:                                                                                         $5.756                                                     $81.50

Mean EPS estimate for 2013:                                                                                         $6.287                                                     $89.02

Mean EPS estimate for 2014:                                                                                         $6.921                                                     $98.00

Mean EPS estimate for 2015:                                                                                         $7.147                                                    $101.20

ValueLine 2013-2015 Stock Price Projections:                                                                                                   Low                   $90.00
                                                 High                 $105.00